UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 1 May 2024 entitled ‘Total voting rights and issued capital’.
99.2Stock Exchange announcement dated 1 May 2024 entitled ‘Block Listing’.
99.3Stock Exchange announcement dated 2 May 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.4Stock Exchange announcement dated 2 May 2024 entitled ‘Appendix 3Z – Final Director’s Interest
Notice’.
99.5Stock Exchange announcement dated 3 May 2024 entitled ‘Block Listing Six Monthly Return’.
99.6Stock Exchange announcement dated 10 May 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.7Stock Exchange announcement dated 14 May 2024 entitled ‘Bank of America Global Metals, Mining &
Streel Conference 2024’.
99.8Stock Exchange announcement dated 16 May 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.9Media Release dated 27 May 2024 entitled ‘Rio Tinto and BHP collaborate on battery-electric haul trucks trials in the Pilbara’.
99.10Stock Exchange announcement dated 28 May 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	3 June 2024	Date	3 June 2024